

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2024

Danny Sheng Wu Yeung
Chief Executive Officer and Chairman
Prenetics Global Limited
Unit 701-706, K11 Atelier
728 King's Road, Quarry Bay
Hong Kong

      Re: Prenetics Global Limited
           Registration Statement on Form F-3
           Filed January 17, 2024
           File No. 333-276538

Dear Danny Sheng Wu Yeung:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at 202-551-6902 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services